UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX 401(k) PLAN

Plan number:  007

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC  29577-0867
IRS Employer Identification Number: 33-0379007

AVX 401(k) PLAN

INDEX

Page

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2007	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007	4

Notes to Financial Statements	5-10

Signature	11

Schedule of Assets (Held at End of Year)*	12

Schedule of Reportable Transactions *	13

Exhibit:
23.1 Consent of Grant Thornton LLP

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

AVX 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the AVX 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ Grant Thornton LLP

Columbia, South Carolina
May 2, 2008

AVX 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2006 and 2007

	2006	2007
ASSETS:
Investments, at fair value:
AVX Corporation Common Stock	$2,881,905	$2,466,260
Kyocera Corporation American Depository Shares	2,800,014	2,391,136
Money Market Fund	3,594,493	111,466
Pooled Separate Account, at fair value	-	3,709,250
Mutual Funds	9,637,107	10,682,214
Participant loans	1,339,260	1,629,810
Total Investments	20,252,779	20,990,136

Receivables:
Employer contributions	15,118	14,296
Employee contributions	20,055	18,902
Total Receivables	35,173	33,198

Adjustments from fair value to contract value for Pooled Separate Account	-	25,396
Net assets available for benefits	$20,287,952	$21,048,730

The accompanying notes are an integral part of these financial statements.

AVX 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2007

Additions:	2007
Investment income:
Net appreciation in fair value of investments	$388,479
Interest and dividends	503,182
Net investment income	891,661

Contributions:
Employee	1,129,706
Employer	537,884
Total contributions	1,667,590

Total additions	2,559,251

Deductions:
Benefits paid to participants	1,308,035
Transfers out of Plan	469,784
Administrative expenses	20,654

Total deductions	1,798,473

Net increase	760,778

Net assets available for benefits:
Beginning of year	20,287,952
End of year	$21,048,730

The accompanying notes are an integral part of this financial statement.

AVX 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following is a brief description of the AVX 401(k) Plan (the "Plan").  Participants should refer to the Plan document for more completeinformation.

General:

The Plan is a defined contribution plan covering full-time hourly-paid employees of AVX Corporation (the “Company”) at the Myrtle Beach, Conway, Colorado Springs, Atlanta, Biddeford, and Olean facilities who have at least three months of service (Myrtle Beach, Conway and Colorado Springs have an enrollment period of January or July after 6 months of employment).  The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Plan assets are held in trust by New York Life Investment Management, LLC, (the “Trustee”).

Contributions:

Participant contributions are limited to the lesser of twenty-five percent (25%) of each participant’s annual compensation or $15,500. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

The Company makes weekly employer matching contributions in an amount equal to sixty-six and two-thirds percent (66-2/3%) of the employees contribution, up to three percent (3%) of the participant's compensation for Olean, Colorado Springs, Atlanta and Biddeford.  For the Myrtle Beach and Conway facilities, the Company makes weekly employer matching contributions up to 3% of the participant’s compensation for these two facilities.  The employer matching contribution for Biddeford and Atlanta is contributed directly into AVX Corporation Common Stock; therefore, this amount is considered non-participant directed.  The employer matching contribution for Myrtle Beach, Conway, Olean, and Colorado Springs is participant directed.

Annually, the Company makes a fixed contribution of 1% of a participant’s compensation for those participants in Colorado Springs. In addition, for participants in Myrtle Beach, the Company makes a fixed contribution of 2% to 3% for certain participants age 60 and over.

Total contributions credited to any participant’s account are limited to the lesser of 25% of the participant’s annual compensation, as defined in the Plan’s provisions, or $45,000 in accordance with Section 415 of the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Forfeitures:

Amounts of employer fixed contributions under the Plan which have been forfeited and which are available for allocation as of the finalvaluation date in any year are used to pay administrative costs. At December 31, 2006 and 2007, the net forfeited balance that can be used to pay administrative fees totaled $6,483 and $9,965, respectively. Throughout the year ended December 31, 2007, the forfeitures used to pay administrative costs were $2,281.

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participant compensation or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

After five years of vesting service, participants become fully vested in Company fixed contributions.  All employee contributions are fully vested at all times.

For the Atlanta, Biddeford, Myrtle Beach, Conway and Olean facilities, the Company match is 100% vested when the contribution is made. Amounts attributable to the Company's matching contributions for Colorado Springs are vested according to the following table:

Vesting Percentage
--Company Matching--
Years of Service	Colorado Springs
1 Year	20%
2Year	40%
3Year	60%
4 Year	80%
5 Year	100%
Payment of Benefits:

Upon termination of service due to retirement, disability or death, a participant receives a lump sum cash distribution equal to the full value of his or her salary reduction contribution account and the vested value ofhis or her employer matching contribution account.  A participant may also elect to take his or her distribution in shares of AVX Corporation Common Stock and/or of Kyocera Corporation American Depository Shares ("ADS").  Amounts attributable to partial shares will be paid in cash.  With certain limitations, participants may elect to defer distributions until a later date.

Participant Loans:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less.  These loans are repayable within five years except for borrowing for the purchase of a primary residence, which is repayable during a period up to ten years.  These loans bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the loan is originated.  At December 31, 2006, and 2007 interest rates ranged from 6.00% to 9.75%.  All scheduled loan repayments are made through payroll deductions and early loan repayments may be submitted by participants via certified check or money order.  Plan provisions for participants at the Olean facility do not allow for participant loans.

Administrative Expenses:

Administrative expenses that are related to union employees are paid from the Plan from the union participant accounts. Those that are not related to Union employees are paid by the Company.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

New Accounting Policies:

As described in financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit – Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined – Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis

The Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2007.
The effect of adopting the FSP had no impact on net assets.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of  certain assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of income and expenses during the reporting year.  Actual results could differ from those estimates.

Valuation of Investments:

Investments are presented at estimated fair values.  Investments in securities (ADS and commonstocks) traded on a national securities exchange are valued at the end of each business day based on closing quoted market prices.  Temporary cash is invested in the MainStay Cash Reserves Fund. The shares of mutual funds are valued at the net asset value as reported on national securities exchanges at the end of each business day. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan also holds an investment in a pooled separate account that is fully benefit-responsive. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Recording such investments at contract value rather than fair value, to the extent that they are fully-benefit responsive, is in accordance with the FSP discussed above. The fair value of the fully benefit responsive investment contracts are calculated using a discounting method developed by the trustee. The average yield for 2007 was 4.77%. For the year ended December 31, 2007, the average yield credited to participants in the Plan was 4.74%. There were no valuation reserves recorded that were associated with the pooled separate account in 2007. Interest is credited daily to the account and is guaranteed to be not less than 0% before any deduction for expenses.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near-term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Transactions and Investment Income:

Purchases and sales of securities are reflected on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.

The Statement of Changes in Net Assets Available for Benefits presents the net appreciation in the fair value of the Plan’s investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Benefit payments:

Benefits are recorded when paid.

3.	Investments:

The Trustee invests the Plan's assets according to participant investment elections in the following investment options:

Common Stock

AVX Corporation

American Depository Shares

Kyocera Corporation

Pooled Separate Account

AVX 401(k) Plan Stable Value Fund

Money Market Fund

MainStay Cash Reserves Fund

Mutual Funds

T. Rowe Price Spectrum Income Fund (This fund was eliminated as an investment option in July 2003.)
Janus Balanced Fund
Janus Fund
MainStay S&P 500 Index Fund
Lord Abbett Mid-Cap Value Fund
PIMCO Total Return Fund
Seligman Large-Cap Value Fund
American EuroPacific Growth Fund

The market values of the following investments represent 5% or more of the Plan’s total assets available for benefits for the years ended December 31, 2006 and 2007 respectively:

December 31,	2006	2007
AVX Corporation Common Stock	$ 2,881,905	$ 2,466,260
Kyocera Corporation American Depository Shares	2,800,014	2,391,136
AVX 401(k) Plan SVF	*	3,709,250
MainStay Cash Reserves Fund	3,594,493	*
MainStay S&P 500 Index Fund	1,051,626	1,162,980
Templeton Foreign Fund	1,261,028	*
Janus Fund	1,151,831	1,372,075
Seligman Large-Cap Value Fund	3,071,604	3,195,336
PIMCO Total Return Fund	*	1,057,413
American EuroPacific Growth Fund	*	$ 1,583,489

* Amounts were less than 5% of the Plan’s total assets available for benefits for the respective year.

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/depreciated in value as follows:

AVX Corporation Common Stock	$ (215,874)
Kyocera Corporation ADS	(206,371)
Mutual Funds	810,724
Total	$ 388,479

4.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2006	2007
Net Assets:
AVX Corporation Common Stock Match Fund	$109,212	$149,147

Year Ended
December 31, 2007
Changes in Net Assets:
Contributions	$65,248
Dividends	1,794
Net depreciation	(17,827)
Benefits paid to participants	(4,015)
Transfers to participant-directed investments	(279)
Transfers to related plan	(4,986)
Total	$39,935

5.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Inthe event of Plan termination, participants will become 100% vested in their accounts.

6.	Tax Status:

In January 2002, the Plan received a favorable determination letter from the Internal Revenue Service advising that it constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is thereby exempt from Federal income taxes under provisions of Section 501(a).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan has been operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, no provision for income taxes has been included in the financial statements.

During the current plan year, the Company determined that certain plan operations were not in accordance with the plan document or not in accordance with the IRC.  The plan administrator has determined that the matter may be corrected via one of several correction programs available by the IRS rules and regulations.  The Company intends to utilize such programs to correct any issues of non-compliance and thus they believe the plan will remain in compliance with the IRC and will remain tax exempt.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan credited to theiraccount until such time as they withdraw their accumulated balance.

7.	Related-Party Transactions:

Loans to participants qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of Company common stock and in Kyocera Corporation ADS.  As of December 31, 2006, the Plan held investments of $2,881,905 or 194,855 shares of AVX Corporation Common Stock and $2,800,014 or 29,508 shares of Kyocera Corporation ADS.  As of December 31, 2007, the Plan held investments of $2,466,260 or 183,775 shares of AVX Corporation Common Stock and $2,391,136 or 27,415 shares of Kyocera Corporation ADS.

For the year ended December 31, 2007 there was $469,784 transferred out of this plan into a related plan.

8.	Reconciliation of Financial Statements to Form 5500:

The following tables reconcile the information provided in the Form 5500 to the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits provided in the financial statements:

	December 31,
	2006	2007
Net assets available for benefits per the financial statements	$ 20,287,952	$ 21,048,730
Less:
Deemed distributions of participant loans	(20,052)	(39,664)
Adjustments from contract value to fair value for Pooled Separate Account	---	(25,396)
Net assets available for benefits per Form 5500	$ 20,257,900	$ 20,983,670

2007
Net increase in net assets available for benefits per the financial statements	$ 760,778
Add:
Deemed distributions of participant loans at December 31, 2007	19,625
Less:
Deemed distributions of participant loans in previous years	29,237
Adjustments from contract value to fair value for Pooled Separate Account	25,396
Net increase in net assets available for benefits per Form 5500	$ 725,770

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX 401(k) PLAN

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	May 2, 2008

AVX 401(k) PLAN
PN 007
EIN 33-0379007
Schedule H, Line 4(i) -Schedule of Assets (Held at End of Year)
As of December 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$2,495,175	$2,466,260

*	Kyocera Corporation	American Depository Shares	**	2,391,136

	MainStay Cash Reserves Fund	Money Market Fund	**	111,466

	AVX 401(k) Plan SVF	Pooled Separate Account	**	3,709,250

	T. Rowe Price Spectrum Income Fund	Mutual Fund	**	424,354
	Janus Balanced Fund	Mutual Fund	**	968,527
	MainStay S&P 500 Index Fund	Mutual Fund	**	1,162,980
	Janus Fund	Mutual Fund	**	1,372,075
	Lord Abbett Mid-Cap Value Fund	Mutual Fund	**	918,040
	Seligman Large-Cap Value Fund	Mutual Fund	**	3,195,336
	PIMCO Total Return Fund	Mutual Fund	**	1,057,413
	American EuroPacific Growth Fund	Mutual Fund	**	1,583,489
				10,682,214

*	Participant Loans	Interest rates ranging from 6% - 9.75% and maturing through 2010.	**	1,590,146

		Total Investments		$20,950,472

* Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.

AVX 401(k) PLAN

PN 007
EIN 33-0379007
Schedule H, Line 4(j) -Schedule of Reportable Transactions
For the Year Ended December 31, 2007

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of investment	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/ (Loss)
AVX 401(k) Plan SVF	NYL Insurance Anchor Account	$ 7,661,303	$ -	n/a	$ -	$ 7,661,303	$ 7,661,303	$ -
AVX 401(k) Plan SVF	NYL Insurance Anchor Account	$ 7,774,538	$ -	n/a	$ -	$ 7,774,538	$ 7,774,538	$ -
American EuroPacific Growth Fund	Mutual Fund	$ 2,746,286	$ -	n/a	$ -	$ 2,746,286	$ 2,746,286	$ -
MainStay Cash Reserves Fund	Money Market	$ -	$ 6,994,503	n/a	$ -	$ -	$ 6,994,503	$ -
Templeton Foreign Fund	Mutual Fund	$ -	$ 2,571,689	n/a	$ -	$ 2,458,540	$ 2,571,689	$ 113,149